Exhibit 4.7

SERVICES AGREEMENT

BETWEEN:	1. Celyad S.A., a company established under the laws of Belgium, with registered office at B-1435 Mont-Saint-Guibert, Rue Edouard Belin 12 (Belgium) and registered with the company register of Nivelles under number 0891.118.115, represented by Christian Homsy, CEO

hereinafter referred to as the “Company”;

AND:	2. NandaDevi S.P.R.L. a company under incorporation under the laws of Belgium, with future registered office at B-1331 Rosières, rue de Tombeek 2 boîte 20 (Belgium),

represented by Philippe Dechamps, Managing Director

hereinafter referred to as the “ Services Provider”;

The Company and the Services Provider are collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

The Company’s business is to develop regenerative therapies for the treatment of unmet medical needs, currently developing product candidates for the treatment of cardiovascular diseases and cancers.

The Services Provider’s business is to provide legal and compliance services for companies and executives.

The Company wishes to retain the Services Provider to perform certain services as outlined below.

NOW, THEREFORE, intending to be legally bound, the Parties agree as follows:

Article 1 - Definitions

In the Agreement, the following terms shall have the following meanings (unless the context requires otherwise):

Agreement: this services agreement;

Board: the board of directors of the Company;

Capacity: as agent, manager, director, employee, owner, partner, shareholder or in any other capacity;

Competing Business: a business which is similar to or in any way competes with the business of the Company;

Confidential Information: information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to the business, products, affairs and finances of the Company for the time being confidential to the Company and trade secrets including, without limitation, technical data and know-how relating to the business of the Company or any of its business contacts;

Effective Date: the 1 of September 2016;

Termination Date: the date of termination of the Agreement howsoever arising.

Article 2 – Appointment and Services to be provided by the Services Provider

2.1.	The Company appoints the Services Provider as General Counsel and Company Secretary as of the Effective Date.

2.2.	The Services Provider will provide services to the Company as defined in Exhibit A (hereinafter collectively referred to as the “Services”).

2.3.	The Services Provider will perform the Services full time as member of the Executive Management Team subject to the provisions of the Article 3 below.

2.4.	The Services Provider shall comply with all reasonable standards of safety and comply with the Company’s health and safety procedures in force at the premises where the Services are provided.

2.5.	The Parties hereby agree that the Services will be rendered and performed by the Services Provider. In case of death of the Services Provider, or if the Services Provider is unable to perform the Services described in the article 2.2. for more than 3 consecutive months for any reason whatsoever (such as incapacity) other than death, the Company may terminate the Agreement pursuant to the article 10.2 hereinafter.

2.6.	The Company shall put at the disposal of the Services Provider, at the registered office of the Company, all financial and technical means and the human resources necessary for the performance of the Services, such as (this list not being exhaustive) furnished premises, administrative and scientific staff or telecommunication means, within a budget approved beforehand by the Board.

2.7.	The Company shall give the Services Provider access to all Company’s records and information needed for the proper performance of the Services. All Company’s records or information, on whatever media, which shall be made available to the Services Provider, shall remain the ownership of the Company. On Termination Date, the Services Provider shall comply with the provisions of Article 11 hereafter.

Article 3 – Non-exclusivity

Nothing in the Agreement shall prevent the Services Provider from being involved or having any financial interest in any Capacity in any other business, trade, profession or occupation during the Agreement provided that such activity:

(a)	does not cause a breach of any of the Services Provider’s obligations under the Agreement;

(b)	is not detrimental to the proper performance of the Agreement; and

(c)	is not related to a Competing Business, it being understood that this prohibition shall also extend to a period of six months after Termination Date.

Article 4 – Fees, bonus, expenses, invoicing and payment terms

4.1.	In consideration of the provision of the Services, the Company shall pay to the Services Provider twelve instalments of 22.917,00 € exclusive VAT per year (corresponding to an annual fee of 275.000 € as reviewed annually in accordance with the article 4.5) (hereinafter the “Fee”). This monthly fee is payable by bank transfer to the account designated by the Services Provider no later than 10 opening days after transmission to the Company’s accounting department.

4.2.	The Company shall reimburse (or procure the reimbursement of) all reasonable expenses, properly and necessarily incurred by the Services Provider in the course of the performance of the Agreement and evidenced by receipts or settled invoices or evidence otherwise approved by the Company as appropriate.

4.3.	The Services Provider will be entitled to an annual target bonus as reviewed annually in accordance with the article 4.5 (the “Bonus”). This Bonus corresponds to 30% of the Fee and will be determined based on the individual performance of the Services Provider and the Company’s performance. Both performances will be assessed by the CEO and validated by the Board no later than in the month of February of the year following the performance of the Services. The Bonus will be paid to the Services Provider at the latest on the 20th day of the month following the decision of the Board.

4.4.	The Services Provider will be entitled to a long-term incentive plan awards (the “LTI Awards”) decided each year at the discretion of the Board. The LTI Awards should be delivered in the form of Company warrants (or equivalent) the month following the issuance of the warrant plan. On or about the Effective Date, the Services Provider or the Managing Director will receive 20.000 Company warrants.

4.5.	The Fee, together with the Bonus, and the related KPI’s, will be reviewed and potentially adjusted upwards annually.

4.6.	The Services Provider is eligible to participate, at his own costs, in the Health Insurance plan of the Company, in accordance with the generally applicable terms and conditions of such plans, as may be amended from time to time.

Article 5 – Confidential Information

5.1.	The Services Provider shall not (except in the proper course of its duties) either during the Agreement or at any time after the Termination Date for a period of 5 years, use or disclose Confidential Information to any third party and shall use its best endeavours to prevent the publication or disclosure of any Confidential Information. This restriction does not apply to:

(a)	any information that was known to the services provider prior to the disclosure thereof by the Company; or

(b)	any use or disclosure authorised by the Company or required by law or by court order; or

(c)	any information which is already in, or comes into, the public domain otherwise than through the Services Provider’s unauthorized disclosure.

5.2.	A Party shall not at any time either during the Agreement or at any time after the Termination Date for a period of 5 years, disclose the subject and content of the Agreement without the prior written consent of the other Party, unless disclosure is required by law or by court order and in such case the other Party shall be informed in advance of the content and timing of such disclosure.

Article 6 - Non-solicitation of customers and employees

The Services Provider agrees that during the Agreement and for a period of twelve months immediately after Termination Date, the Services Provider will not, directly or indirectly, for itself or on behalf of any other person, partnership, company or corporation:

(a)	divert or attempt to divert any customers, suppliers or accounts from the Company to a Competing Business; or

(b)	call upon any customer or customers of the Company for the purpose of soliciting and/or selling to any such customers, any product or service competing with products or services sold or provided by the Company; or

(c)	induce or attempt to induce any employees of the Company to terminate their employment for the purpose of employment with a Competing Business.

Article 7 – Intellectual Property

7.1.	All intellectual and industrial property (including, without limitation, patentable inventions and copyrights) conceived or generated by the Service Provider in performance of its Services and which relate specifically to the Company or its business (and not, for the avoidance of doubt, to legal or non-legal publications or opinions of the Services Provider outside of the provision of Services to the Company) shall be assigned to and will be fully owned by the Company and may be used by the Company in connection with its activities and for any other purpose, including commercial exploitation in any manner.

7.2.	In the event that, according to the applicable law, the Service Provider has made a patentable contribution to any invention made during the performance of its Services, then he shall be named as co-author in any patent application or publication thereon.

7.3.	The Service Provider agrees that it will take all necessary steps to ascertain that any copyright or other right to any ideas, information and know-how, drawings, instruction sheets, slides, charts or any other creative works developed by it in the framework of the performance of the Services and which relate specifically to the Company or its business, be vested in or transferred to the Company or any other person or company indicated by the Company.

Article 8 – Assignability

Neither the Agreement, nor any rights or benefits hereunder, may be assigned, transferred or contributed without the written consent of both Parties hereto, and any such assignment, transfer or contribution without the consent of the other Party shall be null and void.

Article 9 - Administrative formalities and liability of the Services Provider

9.1.	The Services Provider will comply at all times with all applicable legal provisions and more in particular with social security and tax obligations. The Services Provider shall be fully liable for its own income tax, social security contributions and any other levies or charges arising from the performance of the Services and the payment of the Fee and the Bonus.

9.2.	The Company agrees to indemnify, and hold harmless the Services Provider and its Managing Director from and against any loss, damage, cost and expense (including attorneys’ fees and expenses) incurred in connection with the provision of the Services, including but not limited to, all claims by third parties for injuries to person or persons and all related expenses that result directly from serious adverse reactions to services, products or therapies provided by the Company.

9.3.	The Company shall hold the Service Provider harmless for any wrongful performance of the Services Provider’s obligations under the Agreement, except for gross negligence or fraud, and shall indemnify it for any damages suffered as a result of an action brought against the Company and/or itself by a third party resulting from a wrongful performance of its obligations, including attorneys’ fees and expenses.

9.4.	The Company shall, at its own expense, carry and maintain during the performance of the Agreement a professional liability insurance against loss or damages incurred under the article 9.2 and 9.3 above. The Company shall, at the Services Provider’s request, provide the Services Provider with certificates of insurance.

Article 10 – Duration of the Agreement and termination

10.1.	The Agreement is deemed to come into force on the Effective Date and shall be for an unlimited duration, unless terminated at an earlier time in accordance with the provisions of this Article.

10.2.	The Agreement shall terminate with immediate effect and without payment of any indemnity in accordance with the provisions of Article 2.5.

10.3.	If the Agreement is terminated by the Company for another reason than for a breach of this Agreement, the indemnity will correspond up to 3 months of Services if the Agreement is terminated within the first year. The indemnity will increase by 1 month starting the second year (one month per year of services rendered to the Company) until the end of the fourth year after which the indemnity is capped at 6 months.

If the Agreement is terminated by the Company for a breach of this Agreement, there will be no indemnity due to the Services Provider.

The Services Provider will be entitled to (i) all amounts owed or due by the Company at the Termination Date, and (ii) to the Bonus pro-rated ad target in the year of termination unless the Agreement is terminated by the Company for a breach of this Agreement, in which case there will be no Bonus due to the Services Provider.

10.4.	The Services Provider may terminate this Agreement at any time and without the payment of an indemnity by the Services Provider. The Termination Date shall be deemed to be the date upon which its resignation shall take effect. In such case, the notice period, to the extent the Company wishes to have a notice period, will correspond to maximum 3 months of Services.

If the Services Provider terminates the Agreement due to a breach of the Agreement by the Company, there will be no notice period without prejudice to any amounts owed or due to the Services provider at Termination Date including the ad-target, pro-rated Bonus.

10.5.	Notwithstanding any termination of the Agreement, the obligations under Article 3 c, Article 5 and Article 6 shall remain in force for the duration provided for in said clauses.

Article 11 – Obligations upon termination

On Termination Date, the Services Provider shall:

(a)	immediately deliver to the Company all documents, books, materials, records, correspondence, papers and information (on whatever media and wherever located) relating to the business or affairs of the Company or its business contacts, any keys, and any other property of the Company, which is in its possession or under its control;

(b)	irretrievably delete any information relating to the business of the Company stored on any magnetic or optical disk or memory and all matter derived from such sources which is in its possession or under its control outside the premises of the Company; and

(c)	provide a signed statement that it has complied fully with its obligations under this Article 11.

Article 12 - Notices and computation of delays

12.1.	All notices or other communications required or permitted under the Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally, (ii) addressed by registered letter:

•	To the Company: to the CEO, at the registered office of the Company;

•	To the Services Provider: to the Managing Director, at the registered office of the Services Provider.

12.2.	Any such notice or communication shall be deemed to have been received:

(a)	if delivered personally at the date of delivery as indicated on the receipt of delivery;

(b)	in the case of registered post, 3 calendar days after the date of posting.

12.3.	All notice periods and delays described in the Agreement are calculated in calendar days or months.

Article 13 - Headers

The descriptive headings of the Agreement are for the sake of convenience only and shall not control or affect the meaning, construction or interpretation of any provision of the Agreement.

Article 14 – Invalidity of a provision

If any provision of the Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of the Agreement shall not be affected and shall remain in full force and effect, and Parties shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed in such illegal, void or unenforceable provision.

Article 15 – Entire agreement and previous contracts

Each Party acknowledges and agrees with the other Party that this Agreement together with any documents referred to in it constitutes the entire agreement and understanding between the Services Provider and the Company and supersedes any previous agreement between them relating to the Agreement (which shall be deemed to have been terminated by mutual consent).

Article 16 – Variation

No variation of the Agreement or of any of the documents referred to in it shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

Article 17 – Governing law and jurisdiction

17.1.	This Agreement shall be exclusively governed by and construed in accordance with the laws of Belgium.

17.2.	Any dispute arising out or in connection with the Agreement shall be submitted to the exclusive jurisdiction of the courts of Nivelles, Belgium.

Executed in two originals in Mont-Saint-Guibert, on May 20, 2016.

The Company:	The Services Provider:

Mr Christian Homsy	Mr Philippe Dechamps
Chief Executive Officer	Managing Director

Exhibit A – Services

Legal & Compliance

•	Leading the Legal & Compliance strategy and services of the Company;

•	Serving as a trusted corporate secretary to the Board and assuring the compliance of the Company with applicable legal and corporate governance requirements and best practices;

•	Advising the Company on all major business transactions including but not limited to acquisitions, divestitures, joint ventures, licensing, clinical research, intellectual property;

•	Advising the Company on civil, criminal and administrative litigation risks of possible business decisions within a global framework; counselling on the appropriate strategy to defend, settle or resolve litigation, government investigations, and other claims;

•	Actively drafting, reviewing and rolling-out policies that will ensure that the Company is in compliance with all local laws, rules and regulations that may apply to the Company’s activities globally;

•	Drafting and reviewing, together with in-house lawyer(s) and in close collaboration with the other department’s head of the Company, all legal and compliance documentation.

•	Supervising in-house lawyer(s);

•	Budgeting legal services, hiring of professional legal staff in order to meet the needs of the Company;

•	Choosing and managing outside counsel.

Management

•	Serving as Member of the Executive Management Team of the Company.